

07000612

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stonewall Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3617 Caruth Blvd.
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam N. Wilson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stonewall Securities, Inc.**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


TAMMY MILLIORN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
MARCH 13, 2009

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonewall Securities, Inc.

We have audited the accompanying statement of financial condition of Stonewall Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonewall Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
February 12, 2007

STONEWALL SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 28,825
Clearing deposit	9,743
Property and equipment, net of accumulated depreciation of $67,016	4,680
TOTAL ASSETS	$ 43,248

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Commissions payable	$ 5,000
Accrued expenses	433
TOTAL LIABILITIES	5,433

Stockholders' Equity

Common stock, 1,000,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	82,990
Accumulated deficit	(45,185)
TOTAL STOCKHOLDERS' EQUITY	37,815
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 43,248

See notes to financial statements.

STONEWALL SECURITIES, INC.
Statement of Income
Year Ended December 31, 2006

Revenue	
Securities commissions	$ 359,958
Interest income	372
TOTAL REVENUE	360,330
Expenses	
Compensation and related costs	331,550
Clearing charges	9,375
Communications	5,923
Occupancy and equipment costs	12,462
Regulatory fees	1,543
Professional fees	23,103
Other expenses	6,646
TOTAL EXPENSES	390,602
Net loss before other income and loss	(30,272)
Other Income and Loss	
Realized gain on marketable securities	23,942
Loss on retirement of property and equipment	(24,334)
Net other loss	(392)
NET LOSS	$ (30,664)

See notes to financial statements.

STONEWALL SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2005, as previously reported	1,000	$ 10	$ 82,990	$ 571	$ 83,571
Adjustment for correction of prior year error (see Note 1)	-	-	-	(15,092)	(15,092)
Balances at December 31, 2005, as restated	1,000	10	82,990	(14,521)	68,479
Net loss	-	-	-	(30,664)	(30,664)
Balances at December 31, 2005	1,000	$ 10	$ 82,990	$ (45,185)	$ 37,815

See notes to financial statements.

STONEWALL SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (30,664)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Depreciation	1,918
Realized gain on marketable securities	(23,942)
Loss on retirement of property and equipment	24,334
Change in assets and liabilities:	
Decrease in receivable from clearing broker/dealer	19,370
Increase in clearing deposit	(372)
Increase in commissions payable	5,000
Decrease in accrued expenses	(14,659)
Net cash used in operating activities	(19,015)
Cash flows from investing activities:	
Purchase of marketable securities	(24,000)
Proceeds from sale of marketable securities	47,942
Purchase of property and equipment	(4,536)
Proceeds from sale of property and equipment	23,000
Net cash provided by investing activities	42,406
Net increase in cash	23,391
Cash and at beginning of year	5,434
Cash at end of year	$ 28,825

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

STONEWALL SECURITIES, INC.
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Stonewall Securities, Inc. (the Company) was organized in May 1988 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers consist primarily of high net-worth individuals and institutions located in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Correction of Prior Year Error

The Company did not record accrued professional fees of $15,092 at December 31, 2005. The Company did not receive the invoice for the services provided until April 2006. The net effect of this error is a decrease in retained earnings and net income at December 31, 2005 and for the year then ended of $15,092. There was no income tax effect due to this error. The Company maintained its minimum net capital requirement throughout the period in which the liability was not recorded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, payables and accrued expenses are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

STONEWALL SECURITIES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five to seven years.

Cash Flows

The beginning accrued expenses have been increased by $15,902, due to the correction of prior year error, for the purposes of the Statement of Cash Flows.

Security Transactions

Security transactions and the related expense are recorded on the trade date. Commission revenue and the related expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $9,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $32,392 and $5,000, respectively. The Company's net capital ratio was .17 to 1.

Note 4 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 38,270
Furniture and fixtures	33,426
	71,696
Accumulated depreciation	(67,016)
	$ 4,680

Note 4 - Property and Equipment (continued)

Depreciation expense for the year was $1,918 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Income Taxes

The Company files its income tax return on the cash basis method of accounting and under this method had a net tax loss for the year ended December 31, 2006; therefore, there is no current provision for income taxes. The Company has a net operating loss carry forward of $140,203 of which $24,391 expires in 2019, $32,252 expires in 2021, $15,771 expires in 2022, $29,470 expires in 2023 and $38,319 expires in 2026. The net operating loss carry forward and future deferred cash basis expenses of $5,433 creates a net deferred tax asset of approximately $22,000; however, the entire amount has been offset by valuation allowance.

Note 6 - Commitments and Contingencies

Operating Lease

The Company leases an automobile under a noncancelable operating lease expiring in 2010. Future minimum lease commitments for each of the years ending December 31 are as follows:

2007	$ 20,998
2008	20,998
2009	20,998
2010	17,498
Thereafter	0
	$ 77,792

Rent expense for the year totaled $3,632 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 7 - Related Party Transactions

The majority shareholder generates 100% of the commission revenues and provides the Company office space on a month to month basis at no charge to the Company. The commissions payable of $5,000 is due to the majority shareholder.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

STONEWALL SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2006

Total stockholders' equity qualified for net capital	$ 37,815
Deductions and/or charges	
Non-allowable assets:	
Clearing deposit	743
Property and equipment, net	4,680
Total deductions and/or charges	5,423
Net Capital	$ 32,392
Aggregate indebtedness	
Commissions payable	$ 5,000
Accrued expenses	433
Total aggregate indebtedness	$ 5,433
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 27,392
Ratio of aggregate indebtedness to net capital	.17 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as filed by Stonewall Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Stonewall Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Stonewall Securities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
February 12, 2007

END